UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-41678

VCI Global Limited

(Translation of registrant’s name into English)

B03-C-8 Menara 3A

KL, Eco City, No.3 Jalan Bangsar

59200 Kuala Lumpur

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On May 29, 2024, VCI Global Limited (the “Company”) entered into an At the Market Offering Agreement (the “ATM Agreement”) with H.C. Wainwright & Co., LLC (the “Sales Agent”), pursuant to which the Company may offer and sell, from time to time, its ordinary shares, through the Sales Agent r in an “at the market offering” (the “ATM Offering”), as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), for an aggregate offering price of up to $14,205,937 (the “Offered Shares”).

Any ordinary shares offered in the ATM Offering will be issued pursuant to the Company’s registration statement on Form F-3 (File No. 333-279521) and the prospectus contained therein, declared effective by the Securities and Exchange Commission (the “SEC”) on May 28, 2024 and the prospectus supplement dated May 29, 2024. The Sales Agent has agreed to use commercially reasonable efforts consistent with its normal trading and sales practices to sell the Offered Shares pursuant to the ATM Agreement from time to time, based upon instructions from the Company, including any price or size limits or other customary parameters or conditions the Company may impose.

The Company is not obligated to sell any Offered Shares under the ATM Agreement. The ATM Agreement will terminate upon the termination of the ATM Agreement by the Sales Agent or the Company, as permitted therein.

The Company has agreed to pay the Sales Agent a commission rate equal to 4.0% of the gross sales price from each sale of Offered Shares pursuant to the ATM Agreement and has agreed to customary indemnification and contribution rights in favor of the Sales Agent.

Additionally, the Company has agreed to reimburse the Sales Agent for certain specified expenses in connection with entering into the ATM Agreement. The ATM Agreement contains customary representations and warranties and conditions to the sale of the Offered Shares thereunder.

A copy of the opinion of Carey Olsen, the British Virgin Islands counsel to the Company, relating to the legality of the issuance and sale of the ordinary shares under the ATM Agreement is attached as Exhibit 5.1 to this Report of on Form 6-K.

The foregoing description of the ATM Agreement is not complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed herewith as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Company’s securities, nor shall there be any offer, solicitation, or sale of the Company’s securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 30, 2024	VCI Global Limited

	By:	/s/ Victor Hoo
	Name:	Victor Hoo
	Title:	Chairman and Chief Executive Officer

Exhibit Index

Exhibit No.	Description
5.1	Opinion of Carey Olsen, British Virgin Islands Counsel to the Company
10.1	ATM Agreement dated May 29, 2024, between the Company and the Sales Agent
23.1	Consent of Carey Olsen, British Virgin Islands Counsel to the Company (included in Exhibit 5.1)

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